FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 21, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

SIGNET GROUP plc

2) Name of shareholder having a major interest

FMR Corp and Fidelity International Limited ("FIL")

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
BNP Paribas	FG	2,764,475
Brown Bros Harriman Ltd Lux	FIL	10,643,378
JP Morgan Bournemouth	FISL	12,120,891
Brown Bros Harriman & Co	FMRCO	10,639,611
J P Morgan Chase Bank	FMRCO	47,059,305
State Street Bank & Trust Co	FMRCO	35,200
Bank of New York Brussels	FPM	2,749,002
Bank of New York Europe Ldn	FPM	234,666
Bankers Trust London	FPM	487,000
Citibank London	FPM	1,775,114
Clydesdale Bank plc	FPM	111,500
JP Morgan Bournemouth	FPM	7,169,600
Mellon Bank	FPM	953,821
Midland Securities Services	FPM	243,265
Northern Trust London	FPM	4,753,792
State Street Bank & Trust Co Lndn	FPM	1,259,157
Grand Total ordinary shares		102,999,777

The following shares are based on the assumed conversion of 178,200 ADRs (10 shares per ADR)

Brown Brothers Harriman & Co	1,782,000
Grand Total ADR	1,782,000
  Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

16,660,253

8) Percentage of issued class

0.96%

9) Class of security

0.5p Ordinary shares

10) Date of transaction

Not stated

11) Date company informed

21.01.05

12) Total holding following this notification

104,781,777

13) Total percentage holding of issued class following this notification

6.04%

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES

0870 909 0301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ..21 January 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 21, 2005